FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______        Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Intercepts 104 g/t Au Over 2.75M at Keats Footwall

VANCOUVER, British Columbia--(BUSINESS WIRE)--August 2, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 14 diamond drill holes that were completed as part of a program that re-entered and extended several drill holes originally targeting the Keats Main Zone into the Keats Footwall (“FW”) domain, the area between the Keats Baseline Fault Zone (“KBFZ”) and the highly prospective Appleton Fault Zone (“AFZ”). New Found’s 100%-owned Queensway project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

Keats FW and Keats Main Zone Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-21-393 EXT[2]	450.00	452.75	2.75	104.36	Keats FW
Including	452.00	452.75	0.75	380.00
NFGC-22-872[4]	362.55	365.00	2.45	14.44	Keats Main
Including	362.55	363.05	0.50	68.20

Table 1: Keats FW and Keats Main Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 250m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  104 g/t Au over 2.75m in NFGC-21-393 EXT was intersected in the Keats FW Zone at a vertical depth of 300m. This domain of high-grade located immediately east of the AFZ is known as the “Paradox” vein. Other notable intervals from this vein include 119 g/t Au over 2.40m in NFGC-21-375 (April 11, 2022) located 190m up-dip, 6.66 g/t Au over 5.90m in NFGC-21-342 (April 11, 2022) located 220m up-dip and 25m along strike to the northeast and 21.9 g/t Au over 2.50m in NFGC-20-73 (March 10, 2021) located a further 25m to the northeast (Figure 2).
  Previous exploration efforts in this area were focused on delineating the Keats Main Zone while only a few holes extended beyond, crossing the Paradox vein. Today’s holes are the result of a program that utilized existing drill holes and extended them to cover this highly prospective domain between the KBFZ and the AFZ. The Paradox vein parallels the AFZ and remains open in all directions while several drill holes from this extension program are pending assays.

Melissa Render, VP of Exploration of New Found, stated: “The Keats FW region, a wedge of rock sandwiched between the two most important structures known to date on the Queensway Project, the AFZ and the KBFZ, ranks high on the Company’s target priority list. With early attention heavily focussed on the Keats Main Zone, little drilling was ever conducted in this area until now. Early indications show strong continuity of high-grade hosted by the Paradox vein and its associated fault. These intercepts, while still shallow in the context of an orogenic system, will dovetail nicely with our highly anticipated 3D seismic survey, which is set to wrap up later this month. Today’s results provide us with an example of a discreet, yet very high-grade gold bearing vein at a depth of roughly 300m, which will assist in training the seismic dataset to see if Paradox is recognized, how it interplays with the network of veins adjacent to the AFZ, and where other similar and undrilled structures may exist nearby for further testing.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-20-57 EXT[1]*	69.70	73.45	3.75	12.88	Keats Main
Including*	71.00	71.90	0.90	17.05
Including*	72.85	73.45	0.60	51.90
And[1]*	129.00	132.85	3.85	2.88	Keats FW
And[2]*	142.10	144.45	2.35	1.79
And[2]*	146.45	148.95	2.50	7.36
Including*	147.65	148.50	0.85	20.40
And[4]	191.00	193.55	2.55	4.14
Including	191.50	192.25	0.75	13.16
NFGC-21-81 EXT[1]*	19.40	21.70	2.30	1.72	Keats HW
And[1]*	46.55	49.40	2.85	1.19	Keats Main
And[1]*	65.90	68.30	2.40	1.00
And[2]*	136.00	138.15	2.15	1.33	Keats FW
And[4]	423.00	425.30	2.30	1.90
And[4]	464.25	466.70	2.45	1.06
NFGC-21-127 EXT[1]*	37.00	51.00	14.00	1.47	Keats Main
And[2]	172.60	175.10	2.50	2.12	Keats FW
NFGC-21-312 EXT[1]*	113.60	115.65	2.05	2.28	Keats HW
And[1]*	150.10	156.60	6.50	17.59	Keats Main
Including*	155.60	156.60	1.00	105.38
And[1]*	160.00	163.20	3.20	1.14
And[4]	257.50	262.00	4.50	2.18	Keats FW
Including	261.35	262.00	0.65	12.65
And[4]	297.30	299.85	2.55	5.26
Including	299.30	299.85	0.55	21.60
And[2]	337.10	340.00	2.90	3.21
Including	337.85	338.50	0.65	13.85
And[4]	488.15	490.40	2.25	1.20
And[4]	559.35	562.60	3.25	1.09
And[4]	571.30	573.40	2.10	1.88
And[4]	579.70	583.65	3.95	4.97
Including	579.70	580.60	0.90	19.85
And[4]	588.40	592.50	4.10	1.05
NFGC-21-324 EXT[1]*	96.20	99.45	3.25	2.14	Keats Main
And[1]*	103.00	105.00	2.00	1.34
And[1]*	115.70	119.20	3.50	2.48
And[4]	314.90	317.30	2.40	9.68
Including	315.90	316.40	0.50	46.35
And[4]	329.90	333.30	3.40	1.57	Keats FW
And[4]	336.20	340.55	4.35	1.31
And[4]	344.15	346.70	2.55	2.18
And[4]	352.00	354.70	2.70	3.23
NFGC-21-393 EXT1*	193.80	196.05	2.25	1.28	Keats Main
And1*	241.60	244.55	2.95	1.19
And[4]	398.75	402.40	3.65	2.05	Keats FW
And[2]	450.00	452.75	2.75	104.36
Including	452.00	452.75	0.75	380.00
And[4]	665.20	667.40	2.20	1.10
NFGC-22-840[4]	271.60	274.00	2.40	5.45	Keats Main
Including	271.60	272.45	0.85	13.90
NFGC-22-867	No Significant Values				Keats FW
NFGC-22-872[1]	93.70	96.00	2.30	1.34	Keats Main
And[1]	147.20	151.00	3.80	1.19
And[4]	362.55	365.00	2.45	14.44
Including	362.55	363.05	0.50	68.20
NFGC-22-879[4]	10.70	12.80	2.10	1.17	Keats FW
And[3]	147.00	151.80	4.80	2.58
And[4]	314.00	316.00	2.30	1.06
And[4]	345.00	347.00	2.00	1.59
And[4]	348.00	350.40	2.40	1.10
NFGC-22-944[4]	163.00	165.00	2.00	1.09	Keats Main
And[4]	238.00	240.00	2.00	1.59
NFGC-22-965	No Significant Values				Keats Main
NFGC-22-1050	No Significant Values				Keats Main

Table 2: Summary of composite results reported in this press release for Keats Main and Keats FW zones

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70% and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 250m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness. *Previously reported interval.

Hole No.	Azi (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-20-57	300	-45	546	658145	5427436	Keats
NFGC-21-81	300	-45	666	658104	5427414	Keats
NFGC-21-127	300	-45	269	658246	5427534	Keats
NFGC-21-305	299	-45.5	605	658081	5427225	Keats
NFGC-21-312	299	-46.5	669	658110	5427324	Keats
NFGC-21-324	299	-45.5	515	658067	5427348	Keats
NFGC-21-393	299	-45.5	702	658119	5427261	Keats
NFGC-22-840	120	-45	315	657640	5427313	Cokes
NFGC-22-867	300	-45	335	658205	5427557	Keats
NFGC-22-872	116	-46	417	657887	5427611	Keats West
NFGC-22-879	300	-45	386	658114	5427581	Keats
NFGC-22-944	284	-47	315	657911	5427179	Keats
NFGC-22-965	285	-48	243	657943	5427161	Keats
NFGC-22-1050	0	-90	287	658040	5427250	Keats

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 42,100m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver.

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 2% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated August 2, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $47.5 million as of August 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: August 2, 2023	By:	/s/ Collin Kettell
Chief Executive Officer